FILED BY FGL HOLDINGS

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: FGL HOLDINGS

COMMISSION FILE NO. 001-37779

FGL Holdings Announces $2.7 Billion Acquisition by Fidelity National Financial

GEORGE TOWN, Cayman Islands, February 7, 2020 — FGL Holdings (NYSE: FG) (“F&G” or the “Company”), a leading provider of fixed indexed annuities and life insurance, today announced that the Company has entered into a merger agreement pursuant to which Fidelity National Financial, Inc. (NYSE: FNF) (“FNF”), the leading provider of title insurance and closing and settlement services to the real estate and mortgage industries, will acquire F&G for $12.50 per share, representing an equity value of approximately $2.7 billion.

The transaction was approved by a Special Committee of F&G Directors, a Special Committee of FNF Directors and the FNF Board of Directors. Under the terms of the merger agreement, holders of F&G’s ordinary shares (other than FNF and its subsidiaries) may elect to receive either (i) $12.50 per share in cash or (ii) 0.2558 of a share of FNF common stock for each ordinary share of F&G they own. This is subject to an election and proration mechanism such that the aggregate consideration paid to such holders of F&G’s ordinary shares will consist of approximately 60% cash and 40% FNF common stock. Upon closing of the transaction, F&G shareholders will own approximately 7% of the outstanding shares of FNF common stock. This represents a premium of 28% to F&G’s 60-day volume-weighted average price and a premium of 17% to F&G’s all-time high closing stock price following its combination with CF Corp. of $10.70 prior to February 6, 2020, when the media reported a potential transaction.

FNF currently owns 7.9% of F&G’s outstanding ordinary shares and all of F&G’s Series B Preferred shares, and, in connection with and immediately prior to the closing of the proposed acquisition, will acquire all outstanding F&G Series A preferred shares, with a face value of approximately $321 million as of December 31, 2019. Including the assumption of F&G’s $550 million of senior notes due 2025, FNF’s pro forma debt to total capital is expected to be approximately 26% at the close of the transaction.

F&G is enhancing and extending its long-term investment management partnership with Blackstone, which, following the close of the transaction, will continue under FNF and includes Blackstone’s world-class, embedded investment support functions. This agreement will continue to provide the Company with access to Blackstone’s superior investment management and strategic oversight capabilities to drive additional value creation for F&G and policyholders, while continuing F&G’s current focus on high-quality investment grade assets under the current F&G investment team.

“We are pleased to join forces with FNF, a world-class company we know well and respect,” said Chris Blunt, President and CEO of FGL Holdings. “This agreement, which offers immediate value to F&G shareholders and compelling benefits to our stakeholders, will provide a meaningful platform for our business as we continue to build the F&G of the future. We are excited to enter into the next phase of growth with FNF and are confident that by combining our complementary businesses, we will be better positioned to carry out our mission of helping customers turn their aspirations into reality.”

“We are incredibly proud of the significant transformation we have achieved since the 2017 CF Corp. transaction: a new world-class management team, accelerated sales growth, enhanced ROE, and doubling of AOI,” said Chinh E. Chu, Co-Chairman of F&G. “We have tremendous respect for Bill Foley and FNF and are excited about this next chapter for F&G as the Company will have substantial opportunities to leverage FNF’s scale and platform to accelerate value creation for shareholders.”

Strategic and Financial Benefits of the Transaction

•	Enhances financial strength and access to deployable capital to support growth.

•	Improves ability to leverage FNF’s institutional relationships with banks, providing an opportunity to accelerate F&G’s entry into this channel.

•

Maintains F&G’s management team and unique, deep relationship with Blackstone. Blackstone has helped F&G successfully reposition its portfolio to achieve higher investment performance while minimizing risk and upgrading its financial strength rating.

•	Leverages FNF’s core expertise in capital allocation and operational excellence to augment infrastructure investments.

•	Supports F&G’s next phase of growth by benefitting from FNF’s long-term strategic oversight and ownership track record of sector consolidation, capital allocation and value creation.

Timing and Approvals

The transaction is expected to close in the second or third quarter of 2020, subject to the satisfaction of customary closing conditions, including the receipt of regulatory clearances and approval by F&G shareholders.

Following the close of the transaction, F&G will operate as a subsidiary of FNF. F&G is expected to remain headquartered in Des Moines, Iowa, and will continue to be led by Chris Blunt and F&G’s current management team.

The terms of the merger agreement provide that F&G will be permitted, with the assistance of its legal and financial advisors, to actively solicit alternative acquisition proposals from third parties during a 40-day “go-shop” period from the date of the merger agreement until Wednesday, March 18, 2020. F&G may terminate the merger agreement to enter into a superior proposal with specified bidders identified in this period for a termination fee of $39,966,000, subject to the terms and conditions of the merger agreement. There is no guarantee that the “go-shop” process will result in any alternative acquisition proposal or that any alternative acquisition proposal will be identified at any time, or approved or completed. F&G does not intend to disclose developments with respect to the “go-shop” process unless and until F&G’s Special Committee and/or F&G’s Board of Directors makes a determination requiring further disclosure.

Advisors

Credit Suisse is serving as financial advisor to F&G, and Skadden, Arps, Slate, Meagher & Flom LLP is serving as legal counsel. Houlihan Lokey is serving as financial advisor to the Special Committee of F&G Directors, and Kirkland & Ellis LLP is serving as legal counsel.

Conference Call

FNF will host a call with investors and analysts to discuss the transaction on Friday, February 7, 2020, beginning at 12:00 p.m. Eastern Time. The event can be accessed the following ways:

•	For conference call, dial 877.451.6152 (U.S. callers) or 201.389.0879 (International callers). The access code is 13698990.

•

A replay of the event will be available on the Events and Multimedia page of the FNF Investor Relations website at fnf.com through February 21, 2020 by dialing 844.512.2921 (U.S. callers) or 412.317.6671 (International callers).The access code is 13698990.

Forward-Looking Statements

“Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995: This press release contains, and certain oral statements made by our representatives from time to time may contain, forward-looking statements relating to the Company, including statements relating to the Mergers and related matters. Such statements are subject to risks and uncertainties, many of which are beyond F&G’s and FNF’s control, that could cause actual results, events and developments to differ materially from those set forth in, or implied by, such statements. These statements are based on the beliefs and assumptions of the management of F&G and FNF, respectively. Forward-looking statements are generally identifiable by use of the words “believes,” “expects,” “intends,” “anticipates,” “plans,” “seeks,” “estimates,” “projects,” “may,” “will,” “could,” “might,” or “continues” or similar expressions. Factors that could cause actual results, events and developments to differ include, without limitation: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement with FNF; (2) the outcome of any legal proceedings that may be instituted against F&G or FNF following the announcement of the merger agreement and the transactions contemplated therein; (3) the inability to complete the transactions contemplated by the merger agreement, including due to failure to obtain approval of the shareholders of FNF or other conditions to closing in the merger agreement; (4) delays in obtaining or the inability to obtain necessary regulatory approvals (including approval from insurance regulators) required to complete the transactions contemplated by the merger agreement; (5) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement or could otherwise cause the transactions contemplated by the merger agreement to fail to close; (6) the risk that the transactions contemplated by the merger agreement disrupt current plans and operations of F&G or FNF as a result of the announcement thereof; (7) the ability to recognize the anticipated benefits of the transactions contemplated by the merger agreement, which may be affected by, among other things, competition, the ability of the management of F&G and FNF to grow and manage growth their respective businesses profitably and to retain their key employees; (8) costs related to the transactions contemplated by the merger agreement; (9) changes in applicable laws or regulations; (10) the risk that the transactions contemplated by the merger agreement will not qualify for their intended tax treatment; (11) adverse legal and regulatory developments or determinations or adverse changes in, or interpretations of, U.S. or other foreign laws, rules or regulations, including tax laws, rules and regulations, that could delay or prevent completion of the transactions contemplated by the merger agreement, cause the terms of such transactions to be modified or change the anticipated tax consequences of such transactions; (12) the possibility that F&G or FNF may be adversely affected by other economic, business, and/or competitive factors; and (13) other risks and uncertainties identified in F&G’s and FNF’s filings with the Securities and Exchange Commission (“SEC”). F&G cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither F&G nor FNF undertakes or accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law.

Additional Information about the Proposed Transaction and Where to Find It

This press release relates to a proposed transaction between FNF and F&G, which may become the subject of a registration statement and relevant solicitation materials filed by FNF with the SEC. This press release is not a substitute for the registration statement and relevant solicitation materials that FNF may file with the SEC or any other documents which FNF may send to its or the Company’s shareholders in connection with the proposed transaction. Investors and security holders are urged to carefully and entirely read the registration statement and relevant solicitation materials and all other relevant documents, as well as any amendments or supplements to these documents, if and when they become available because they will contain important information about the proposed transaction and related matters. All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov). In addition, documents would be available for free from the Company by contacting Jamie Lillis, Managing Director, Solebury Trout, 203-428-3223, jlillis@soleburytrout.com.

No Offer or Solicitation

This press release is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

About FGL Holdings

FGL Holdings-the F&G family of insurance companies-is committed to helping Americans prepare for and live comfortably in their retirement. Through its subsidiaries, F&G is a leading provider of annuity and life insurance products. FGL Holdings, domiciled in the Cayman Islands, trades on the New York Stock Exchange under the ticker symbol FG. For more information, please visit www.fglife.bm.

Contacts:

Investors:

Jon Bayer

investors@fglife.bm

410.487.8898

Media:

Renee Hamlen

media@fglife.bm

515.850.5704

Jonathan Keehner / Tim Ragones / Kate Clark

Joele Frank, Wilkinson Brimmer Katcher

212-355-4449